United States securities and exchange commission logo





                               February 13, 2024

       Gyuheyn Jeon
       Chief Executive Officer
       Reelcause Inc.
       4760 S. Pecos Road, Suite 103
       Las Vegas, NV 89121

                                                        Re: Reelcause Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed January 18,
2024
                                                            File No. 000-56627

       Dear Gyuheyn Jeon:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Registration Statement on Form 10-12G

       Risk Factors , page 7

   1. We note your disclosure that members of management are not required to commit full time to the company and
that they are currently engaged in other business endeavors.
                                                        Please revise to state
how many other companies your officers and directors are involved with and whether any of
these business endeavors also involve shell companies. In
                                                        addition, please revise
the descriptions of business experience of directors and officers in
                                                        Item 5 to describe any
current business endeavors. We note that here is no other business experience described
for any of your directors or officers since the date their service to the company began in 2018,
2017 or 2022 for Mr. Jeon, Mr. Song or Mr. Lee, respectively.
       Executive Compensation, page 21

   2. We note that your executive officers and directors did not receive any compensation for the years 2021 or 2022.
Please update your compensation disclosure to reflect the fiscal year ended December 31,
2023.
 Gyuheyn Jeon
FirstName  LastNameGyuheyn Jeon
Reelcause Inc.
Comapany13,
February   NameReelcause
             2024        Inc.
February
Page 2 13, 2024 Page 2
FirstName LastName
Item 7. Certain Relationships and Related Transactions, page 22

3.       We note additional information regarding related party transactions in
Note 4 to your
         audited and interim financial statements. Please include similar information in your disclosure in this section.
The Company's executive officers are in a position to influence certain actions requiring shareholder vote, page 25

4. Please reconcile disclosure in this risk factor stating that shares of preferred stock have super-voting provisions with disclosure under "Preferred Stock" on page 24 which indicates that Series A Preferred has one vote. Please also clarify the current percentage of all outstanding shares that your executive officers own and their voting power as a percentage of all outstanding shares.
Exhibits

5. Please file a complete copy of your articles of incorporation and all amendments as an exhibit to the registration statement. The document that has been filed is for TradeOn Inc.
         and appears to be missing a number of provisions.
General

6. Please note that the registration statement will become effective by operation of law 60 days after your filing date of January 18, 2024. If you are unable to address our comments within this 60-day period, you should consider withdrawing your Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Once the registration statement becomes effective, you are responsible for filing quarterly and other reports required by Section 13 of the Securities Exchange Act of
         1934. We also may continue to comment on your registration statement after the effective date.
7. Please provide a discussion of any other blank check or shell companies in which any member of your management may have been involved. The discussion should include the name of each company, the date of the initial public offering or registration, offering price, aggregate dollar amount raised, purpose of the offering, any business combinations that have occurred, dates of such transactions, consideration given and received and
         management   s subsequent involvement in the company.
8. We note that the website rcitgroup.net includes a page that indicates the company is located in Korea. With a view toward disclosure, please tell us whether you or your officers or directors are controlled by, or have substantial ties with a non-U.S. person.
         Please include risk factor disclosure that addresses how this fact could impact your ability to complete an acquisition. For instance, discuss the risk to investors that you may not be able to complete an acquisition with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
 Gyuheyn Jeon
Reelcause Inc.
February 13, 2024
Page 3
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an acquisition may be limited.

9.    We note that your common stock OTC Pink Market under the symbol    RCIT."
We also
      note that the OTC Market page for RCIT links to a website www.rcitgroup.net.
      This website appears to be for an energy company named ReelCause R&D for which
      Wooduck Lee serves as CEO. Please tell us whether you are affiliated with this company and if so, whether ReelCause R&D is still operational. To the extent that you have control over this website, please revise the website and your registration statement to correct this discrepancy, and revise disclosure in the Explanatory Note stating that you do not maintain a website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameGyuheyn Jeon
                                                            Division of
Corporation Finance
Comapany NameReelcause Inc.
                                                            Office of Real
Estate & Construction
February 13, 2024 Page 3
cc:       William B. Barnett, Esq.
FirstName LastName